

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2020

Via E-mail
James A. Hayward
Chief Executive Officer
Applied DNA Sciences, Inc.
50 Health Sciences Dr.
Stony Brook, New York, 11790

Re: Applied DNA Sciences, Inc.
Form 10-K for the fiscal year ended September 30, 2019
Exhibit No. 10.49 – Patent and Know-How License and Cooperation Agreement, dated March 28, 2019, between the Company, APDN (B.V.I.), Inc., and ETCH BioTrace S.A.
Exhibit 10.20 – Asset Purchase Agreement dated September 11, 2015 between Applied DNA Sciences, Inc. and Vandalia Research, Inc.
Filed December 12, 2019
File No. 001-36745

Dear Dr. Hayward:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance